UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

MALIBU BOATS, INC.

(Name of Issuer)

Class A Common Stock, par value $0.01

(Title of Class of Securities)

56117J100

(CUSIP Number)

Jack D. Springer

Chief Executive Officer

5075 Kimberly Way

Loudon, Tennessee 37774

(865) 458-5478

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 5, 2014

(Date of Event Which Requires the Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 56117J100	13D	Page 1 of 8 Pages

1	Names of Reporting Persons Horizon Holdings, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds OO (See Item 3)
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 3,261,921
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,261,921
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,261,921
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 22.78%
14	Type of Reporting Person PN

CUSIP No. 56117J100	13D	Page 2 of 8 Pages

1	Names of Reporting Persons Malibu Holdings, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds OO (See Item 3)
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 778,196
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 778,196
11	Aggregate Amount Beneficially Owned by Each Reporting Person 778,196
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 6.58%
14	Type of Reporting Person PN

CUSIP No. 56117J100	13D	Page 3 of 8 Pages

1	Names of Reporting Persons James M. Shorin
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds OO (See Item 3)
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization U.S.
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 3,261,921
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,261,921
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,261,921
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 22.78%
14	Type of Reporting Person IN

CUSIP No. 56117J100	13D	Page 4 of 8 Pages

1	Names of Reporting Persons Phillip S. Estes
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds OO (See Item 3)
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization U.S.
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 3,261,921
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,261,921
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,261,921
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 22.78%
14	Type of Reporting Person IN

CUSIP NO. 56117J100	13D	Page 5 of 8 Pages

Item 1. Security and Issuer.

This statement on Schedule 13D relates to the Reporting Persons’ (as defined in Item 2 below) beneficial ownership interest in the Class A Common Stock, par value $0.01 per share (the “Class A Common Stock”), of Malibu Boats, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is 5075 Kimberly Way, Loudon, TN 37774.

Item 2. Identity and Background.

(a)(b)(c)(f) This statement is being filed by the following entities:

1)	Horizon Holdings, LLC, a California limited liability company

2)	Malibu Holdings, L.P., a Delaware limited partnership

3)	James M. Shorin, a U.S. citizen

4)	Phillip S. Estes, a U.S. citizen

The entities and individuals listed in items (1) through (4) above are herein collectively referred to as the “Reporting Persons” and individually as a “Reporting Person.” The entities listed in items (1) through (2) above are herein collectively referred to as the “Horizon Affiliates.”

Horizon Holdings, LLC is the general partner of Malibu Holdings, L.P. James M. Shorin and Phillip S. Estes are the managing members of Horizon Holdings, LLC. As a result of these relationships, certain of the Reporting Persons may be deemed to have beneficial ownership of the Class A Common Stock and of the units (the “Units”) in Malibu Boats Holdings, LLC, an affiliate of the Issuer (the “LLC”), which are exchangeable for shares of the Class A Common Stock on a one-for-one basis pursuant to an exchange agreement by and among the LLC and its members, including the Issuer (the “Exchange Agreement”).

The principal business of the Horizon Affiliates is to make private equity investments. The principal business address of each Reporting Person is 1 Bush Street, Suite 650, San Francisco, CA 94104.

(d)(e) In the last five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The Units were received in exchange for previously-owned membership interests in the LLC in connection with the recapitalization of the LLC, pursuant to the terms of the First Amended and Restated Limited Liability Company Agreement of the LLC, immediately prior to the closing of the initial public offering of the Issuer pursuant to the registration statement on Form S-1 (File No. 333-192862). Pursuant to the terms of the Exchange Agreement, the Units are exchangeable for shares of Class A Common Stock on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassification, or for cash (except in the event of a change in control), at the election of the Issuer.

Item 4. Purpose of Transaction.

Pursuant to the Exchange Agreement, the members of the LLC may, from time to time, exchange Units for shares of Class A Common Stock on a one-to-one basis. See Item 3 above.

Except as otherwise described in this Schedule 13D, none of the Reporting Persons currently has any plans or proposals that would result in or relate to any of the transactions or changes listed in Items 4(a) through 4(j) of Schedule 13D. However, as part of their ongoing evaluation of investment and investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters or make formal proposals to management or the board of directors of the Issuer, other stockholders of the Issuer or other third

CUSIP NO. 56117J100	13D	Page 6 of 8 Pages

parties regarding such matters. The Reporting Persons reserve the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Issuer or to change their intention with respect to any or all of the matters referred to in this Item 4.

Item 5. Interest in Securities of the Issuer.

(a) The following table sets forth the aggregate number and percentage of the Class A Common Stock beneficially owned by each Reporting Person (based on 11,054,830 shares of Class A Common Stock outstanding as of February 5, 2014). The aggregate number and percentage of the Class A Common Stock beneficially owned by each Reporting Person is calculated in accordance with Rule 13d-3.

Reporting Person	Number of Shares Beneficially Owned	Percentage of Class A Common Stock Outstanding (1)	Number of Units Sold in Past 60 Days (2)
Horizon Holdings, LLC	3,261,921	22.78%	499,525	(3)
Malibu Holdings, L.P.	778,196	6.58%	156,510	(3)
James M. Shorin	3,261,921	22.78%	—
Phillip S. Estes	3,261,921	22.78%	—
Total for Group	3,261,921	22.78%	656,035

1	Based on the number of shares of Class A Common Stock (11,054,830) issued and outstanding as of February 5, 2014, the closing date of the initial public offering of the Class A Common Stock, and assuming all outstanding Units beneficially owned by the Reporting Person were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis.
2	Includes only sales of Units directly owned by the Reporting Person.
3	On February 5, 2014, the Issuer used a portion of the proceeds of its initial public offering of the Class A Common Stock to repurchase some of the Units from members of the LLC, including from Horizon Holdings, LLC and Malibu Holdings, L.P., in the quantities set forth in the table above, at a price of $13.02 per Unit.

(b) Each of the Reporting Persons listed in the table set forth above has shared voting and dispositive power over the Class A Common Stock beneficially owned by it as described below:

1)	Malibu Holdings, L.P. shares voting and dispositive power over the 778,196 Units it directly owns with Horizon Holdings, LLC, James M. Shorin and Phillip S. Estes.

2)	Horizon Holdings, LLC shares voting and dispositive power over the 2,483,725 Units it directly owns with James M. Shorin and Phillip S. Estes.

(c) On February 5, 2014, the Issuer used a portion of the proceeds of its initial public offering of the Class A Common Stock to repurchase some of the Units from members of the LLC, including from Horizon Holdings, LLC and Malibu Holdings, L.P., in the quantities set forth in the table above, at a price of $13.02 per Unit.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Common Stock.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The description of the Exchange Agreement set forth in Item 3 of this Schedule 13D is hereby incorporated by reference.

Certain of the Reporting Persons have entered into Lock-up Agreements pursuant to which they have agreed that, prior to July 29, 2014, they will generally not (a) offer, sell, contract to sell, pledge, grant any option to purchase or otherwise dispose of or take any other action, whether through derivative

CUSIP NO. 56117J100	13D	Page 7 of 8 Pages

contracts, options or otherwise to reduce their financial risk of holding any securities of the Issuer, or any securities convertible into or exercisable or exchangeable for, or any rights to purchase or otherwise acquire, any securities held or deemed to be beneficially owned by the person or entity without the prior written consent of Raymond James & Associates, Inc. and Wells Fargo Securities, LLC or (b) exercise or seek to exercise or effectuate in any manner any rights of any nature that the person or the entity has or may have hereafter to require the Issuer to register under the Securities Act, the sale, transfer or other disposition of any securities of the Issuer held or deemed to be beneficially owned by the person or entity, or to otherwise participate as a selling security holder in any manner in any registration by the Issuer under the Securities Act.

Item 7. Materials to be Filed as Exhibits.

Exhibit No.	Description
Exhibit 1:	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Exhibit 2:	Form of Lock-up Agreement (incorporated by reference to Exhibit A to the Form of Underwriting Agreement filed as Exhibit 1.1 to Amendment No. 3 to the Issuer’s Registration Statement on Form S-1 (File No. 333-192862), filed with the SEC on January 22, 2014).

Exhibit 3:	Exchange Agreement (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K (File No. 001-36290), filed with the SEC on February 6, 2014).

CUSIP NO. 56117J100	13D	Page 8 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 18, 2014

HORIZON HOLDINGS, LLC

By:	/s/ Phillip S. Estes
Name: Phillip S. Estes
Title: Managing Member

MALIBU HOLDINGS, L.P.
By: Horizon Holdings, LLC, its general partner

By:	/s/ Phillip S. Estes
Name: Phillip S. Estes
Title: Managing Member

JAMES M. SHORIN

/s/ James M. Shorin

PHILLIP S. ESTES

/s/ Phillip S. Estes